Exhibit 99.1

SYLA Technologies Announces Upward Revision of 2024 Full Year Financial Guidance

Income from Continuing Operations and Year-End Dividend Forecast Revised Upward

TOKYO, November 20, 2024 (GLOBE NEWSWIRE) — SYLA Technologies Co., Ltd. (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, announced that its Board of Directors resolved on November 19, 2024, to revise the full-year financial guidance for the fiscal year ending December 31, 2024, originally released on January 25, 2024. The details are as follows.

(1)	Updated Financial Guidance for Full Year 2024

		(Unit: Million yen)
	Revenues	Income from Operations
Previous Guidance (A) Announced on January 25, 2024	27,500 – 30,000	750 – 1,100
Updated Guidance (B)	29,000	1,800
Change (B-A*) *Average	+250	+875
Change (%)	0.8%	194.6%
(Reference) FY2023 Results	22,743	1,441

Reasons for Revision

This revision reflects performance in the real estate business and income from operations in the first half of the fiscal year that exceeded expectations. Additionally, the anticipated transfer of newly completed projects and land sales in the second half are expected to further increase income from operations.

As a result, revenue is projected to reach ¥29 billion, up 0.8% from the previous guidance, while income from operations is expected to rise to ¥1.8 billion, up 194.6% from the previous guidance.

(2)	Year-end Dividend Forecast for FY2024 (Dividend per Share / 1 Share = 100 ADSs)

			(Unit: Yen)
	Interim Dividend	Year-end Dividend	Total Annual Dividend
Previous Guidance (A) Announced on August 20, 2024	100.00	180.00	280.00
Updated Guidance (B)	100.00	450.00	550.00
Change (B-A)	+0.00	+ 270.00	+270.00
(Reference) FY2023 Dividend	70.00	180.00	250.00

Reasons for Revision

The Company considers returning profits to shareholders as an important management priority and follows a basic policy of paying appropriate dividends aligned with business performance. In line with this policy, the Company targets a dividend payout ratio of 30%.

In the press release titled “SYLA Technologies Announces Interim Dividend of ¥100 per Share” on August 20, 2024, the Company announced an increase in its interim dividend. Taking into account the full-year consolidated performance, the year-end dividend forecast has also been revised upward from the initial projection of ¥180 per share to ¥450 per share, an increase of ¥270. Combined with the interim dividend of ¥100 per share, the total annual dividend is expected to reach ¥550 per share.

*Forecasts and other forward-looking statements contained in this document are based on information currently available to the Group and on assumptions deemed reasonable, but there is no guarantee that they will be achieved. Please note that actual results may differ significantly from forecasts due to a variety of factors.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on May 15, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Company Contact

Takeshi Fuchiwaki

Director, Chief Growth Officer

irpr@syla.jp